EXHIBIT 99.1

NextSource Materials Announces Results of 2022 Annual Meeting of Shareholders

NEWS RELEASE – TORONTO, December 5, 2022

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce the results of the Annual and Special Meeting of Shareholders (the “Meeting”) held virtually at 10:00 AM Toronto, Ontario, Canada on December 5, 2022.

The Board of Directors had fixed October 14, 2022 as the record date for the Meeting. There were 101,872,614 common shares outstanding and entitled to vote at the Meeting. A total of 50,199,686 common shares equivalent to 49.5% of the common shares entitled to vote at the Meeting were represented in person or by proxy. A total of 2,339,761 of the common shares represented by proxy were not voted.

The final voting results of the Meeting are set out below:

(1)	Election of Directors. Each of the nominees were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the voting results with respect to the election of directors:

Nominee	For	Against
Sir Mick Davis	99.5%	0.5%
Craig Scherba	98.9%	1.1%
Brett Whalen	98.6%	1.4%
Robin Borley	98.8%	1.2%
Christopher Kruba	99.1%	0.9%
Ian Pearce	99.1%	0.9%

(2)	Appointment of MNP LLP. The Company’s shareholders approved the re-appointment of MNP LLP, Chartered Professional Accountants, as the Company’s auditors for the fiscal year ending June 30, 2023 and that the Board of Directors is authorized to fix their remuneration. The following table sets forth the voting results with respect to the re-appointment of MNP LLP:

For	Against
99.7%	0.3%

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a strategic materials development company based in Toronto, Canada that is intent on becoming a fully integrated global supplier of critical battery materials.

The Company is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF”.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President & CEO at craig@nextsourcematerials.com